Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS RECORD THIRD QUARTER 2010 RESULTS

RECORD REVENUE, RECORD OPERATING EARNINGS AND RECORD CASH FLOW

TORONTO, ONTARIO, November 3, 2010 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the third quarter ended September 30, 2010.  All dollar amounts are expressed in United States dollars unless otherwise specified.

Financial and Operating Highlights

Highlights for the three and nine month periods include:
(Percentage comparisons versus comparable 2009 period)

•	Revenue increased by 36% to $454.0 million and increased 45% to $1.2 billion, for the quarter and year to date respectively
•	Mine operating earnings increased 48% to $201.2 million and increased 68% to $476.6 million, for the quarter and year to date respectively
•	Cash flows increased 24% to $208.8 million or $0.28 per share and increased 42% to $485.3 million or $0.65 per share(1), for the quarter and year to date respectively
•	Net earnings increased 98% to $120.7 million or $0.17 per share, and increased 85% to $291.0 million or $0.39 per share, for the quarter and year to date respectively
•	Adjusted earnings(1) increased 35% to $118.9 million or $0.16 per share, and increased 12% to $277.9 million or $0.38 per share(1), for the quarter and year to date respectively
•	Production of 267,409 gold equivalent ounces (GEO) and 760,509 GEO, for the quarter and year- to-date respectively
•	Cash costs(1) of $104 per GEO and $154 per GEO, for the quarter and year to date respectively
•	Substantial increase in cash balances to $280 million and reduction in long-term debt of $45 million

Yamana reiterates annual production guidance in the range of 1.030 - 1.145M GEO and lowers annual by-product cash costs to less than $175 per GEO from less than $200 per GEO as previously stated.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Development and Exploration Highlights

Highlights during and subsequent to the quarter include:

•	At Mercedes construction is advancing with start-up of production expected to commence in 2012. Continuing exploration shows significant potential for resource increases before start-up.
•
At C1 Santa Luz, engineering work is progressing on schedule with construction and environmental licenses expected to be issued in late 2010. C1 Santa Luz is expected to commence production in late 2012.

•
At EPAP (Ernesto/Pau-a-Pique), technical analysis for the mine development has been completed; construction and environmental licenses expected to be issued in late 2010 with start-up expected in late 2012.

•	Drilling of higher grade areas discovered at Jacobina provides expectations of a significant contribution to resources supporting an expansion study now underway.
•
At Pilar, a construction decision has been made. Total mineral resources increased by 32% from the published estimate as at the end of 2009. The new mineral reserves at Pilar increases the Company’s total proven and probable mineral reserves by 7%.  Continuing exploration shows significant potential for resource increases before start-up.

•	The Company’s Jeronimo project in Chile continues to advance. Yamana has made significant advancements in metallurgical testwork and intends to deliver a feasibility study in late 2011.
•
The newly discovered Suruca gold deposit near the Chapada mine continues to advance with additional drilling expected to expand the deposit substantially.  A feasibility level study is expected to be completed in late 2010.

 “Our operations performed well this quarter, building on the production increases of the past two quarters in 2010. We indicated that our mines would demonstrate sustainability and increases in production throughout the year and this is evident once again in our production this quarter,” said Yamana’s Chairman and Chief Executive Officer, Peter Marrone.  “Development of new mines continued to progress with planned production increases throughout 2012 and into 2013.  We have a robust portfolio of development stage projects with considerable value that we are advancing and an exploration program which has already begun to deliver strong results with new discoveries.  We are now evaluating further expansions and new projects that will add to what is already significant and fully funded production growth.”

FINANCIAL AND OPERATING SUMMARY
Revenues for the three-month period ended Sept 30, 2010 were $454.0 million, and for the nine-month period ended Sept 30, 2010 were $1.2 billion, more than 45 percent higher than the previous year.

Mine operating earnings for the three-month period ended Sept 30, 2010 were $201.2 million, and for the nine month period ended were $476.6 million, representing a 68 percent increase year-to-date from the previous year.

Net earnings for the three-month period ended Sept 30, 2010 were $120.7 million, or $0.17 per share, and for the nine-month period ended were $291.0 million, or $0.39 per share, representing an 85 percent increase year-to-date from the previous year. Adjusted earnings for the three-month period ended Sept 30, 2010 were $118.9 million, or $0.16 per share, and for the nine-month period ended were $277.9 million, or $0.38 per share, representing a 12 percent increase year-to-date from the previous year.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

(In millions of United States Dollars except per share amounts)	Three months ended Sept 30, 2010	Nine months ended Sept 30, 2010
Net earnings	$120.7	$291.0
Non-cash foreign exchange gains	(15.9)	(36.6)
Non-cash unrealized losses on derivatives	1.5	(2.5)
Write off of mineral interests and other assets	-	3.3
Non recurring tax adjustment	3.2	3.2
Future income tax expense on translation of intercompany debt	6.9	1.9
Other non-recurring losses and adjustments	2.9	18.7
Adjusted Earnings before income tax effects	119.3	279.0
Income tax effect of adjustments	(0.4)	(1.1)
Adjusted Earnings	$118.9	277.9
Adjusted Earnings per share	$0.16	0.38

Cash flows from continuing operations after changes in non-cash working capital items for the three-month period ended Sept 30, 2010 were $153.3 million, or $0.21 per share and for the nine-month period ended were $380.2 million, or $0.51 per share.  Cash flows from continuing operations before changes in non-cash working capital items for the three-month period ended Sept 30, 2010 were $208.8 million, or $0.28 per share, for the nine-month period ended were $485.3 million, or $0.65 per share, representing a  42 percent increase year-to-date from the previous year.

Cash and cash equivalents as at Sept 30, 2010 were $280 million.

Total production from continuing operations for the three-month period ended Sept 30, 2010 was 267,409 GEO: (222,299 ounces of gold and 2.5 million ounces of silver treated as a gold equivalent). This represents a 5.6 percent increase from the second quarter of 2010, further confirming the expected ramp up quarter-over-quarter in 2010. Total production from continuing operations for the nine-month period ended was 760,509 GEO (comprised of 621,361 ounces of gold and 7.7 million ounces of silver), representing a 10 percent increase from the previous year.  Chapada copper production for the nine-month period ended Sept 30, 2010 was 109.5 million pounds.  Production is expected to continue to increase throughout the year similar to trends in 2009.

(GEO)	Q1 2010	Q2 2010	Q3 2010	YTD Q3 2010
Chapada	27,794	30,450	40,405	98,648
El Peñón	108,437	100,485	105,212	314,134
Gualcamayo	29,461	37,467	31,972	98,901
Jacobina	25,021	29,785	33,637	88,443
Minera Florida	20,630	25,274	27,652	73,556
Fazenda Brasileiro	14,738	18,333	17,161	50,232
Alumbrera (12.5%)	13,755	11,470	11,370	36,595
Total	239,836	253,264	267,409	760,509

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Annual production is expected to be in line with guidance.

Total sales from continuing operations for the three-month period ended Sept 30, 2010 were 271,942 GEO (comprised of 227,189 ounces of gold and 2.5 million ounces of silver) including the Company’s attributable 12.5% portion from Alumbrera and 43.5 million pounds of copper from Chapada.  Total sales from continuing operations for the nine-month period ended Sept 30, 2010 were 768,033 GEO (comprised of 627,350 ounces of gold and 7.7 million ounces of silver) including the Company’s attributable 12.5% portion from Alumbrera and 104.2 million pounds of copper from Chapada.

Cash costs from continuing operations for the three-month period ended Sept 30, 2010 were $439 per GEO, and $444 per GEO excluding Alumbrera.  Cash costs from continuing operations for the nine-month period ended Sept 30, 2010 were $433 per GEO, and $440 per GEO excluding Alumbrera. Cash costs are expected to decline throughout the balance of the year, as demonstrated in Q3, as production ramps up, similar to trends in 2009.

$ per GEO	Q1 2010	Q2 2010	Q3 2010	YTD Q3 2010
Chapada	$346	$350	$301	$329
El Peñón	$384	$449	$461	$431
Gualcamayo	$443	$427	$480	$449
Jacobina	$687	$534	$463	$550
Minera Florida	$363	$370	$425	$389
Fazenda Brasileiro	$622	$559	$620	$598
Alumbrera (12.5%)	$245	$238	$309	$263
Total co-product cash costs*	$434	$443	$444	$440
Total by-product cash costs*	$86	$103	$104	$154

*Cash costs are presented excluding Alumbrera.

Gross margin(1) per GEO sold for the three-month period ended Sept 30, 2010 was $1,077 per GEO, and for the nine-month period ended was $955 per GEO, representing a 36 percent increase year-to-date from the previous year.

 “We continued to demonstrate solid results in the third quarter,” said Chuck Main, Yamana’s Executive Vice President, Finance and Chief Financial Officer.  “In addition to sequential production growth, we have demonstrated strong earnings and cash flow per share growth quarter-over-quarter and year-over-year.  This supports our objective of increasing production per share and cash flow per share growth.”

Chapada, Brazil
Production at Chapada was  40,405 ounces of gold in the third quarter of 2010, representing a 16 percent increase from the same quarter in 2009.  Production in the fourth quarter of 2010 is expected to be at higher levels similar to trends seen in 2009 with planned increases in grade.  Production expectations for the year remain consistent with previous guidance. Co-product cash costs in the third quarter were $301 per ounce, significantly lower than the first two quarters of 2010.  Co-product cash costs for copper were $1.14 per pound.

Yamana is currently advancing a feasibility-level study for Suruca, the new gold mineralized area at Chapada, which the Company expects to complete by the end of 2010. A total of 84 extension and infill diamond drill holes were completed in the first three quarters and the results have extended Suruca from 500 metres along strike to 1,800 metres along strike and showed that the mineralization remains open to the northeast and to the south. An 800 metre section of the northeast part of the deposit has been drilled on 100 metre spacing. The Company believes Suruca will contribute gold production growth at this already robust and long-life mine.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

El Peñón, Chile
Yamana transitioned to owner mining in the first quarter of 2010 and undertook efforts to maximize production throughout the year. The Company plans to maximize production as it looks longer term at cost reduction measures which are planned to take effect in late 2010.  The Company continues to take measures to optimize synergies, improve grade control and dilution, increase capacity and develop newer higher-grade veins including Bonanza.    El Peñón produced 105,212 GEO in the third quarter of 2010, an increase of approximately 5% compared with the previous quarter.  Production expectations for the year remain consistent with previous guidance. Cash costs in the third quarter were $461 per GEO, higher than historic levels, partly due to the appreciation of the Chilean Peso.  Cash costs for the first nine months of the year were $431 per GEO.  Cash costs are expected to decrease in the fourth quarter, as higher ore grades are planned to be realized and as synergies continue to be achieved from the transition to owner mining.

Yamana continues to evaluate further optimization strategies at El Peñón. Recent plant expansions and resource contributions from the newly discovered high grade vein systems, Pampa Augusta Victoria, will further support this objective.

Gualcamayo, Argentina
Gualcamayo produced 31,972 ounces of gold in the third quarter, compared with 39,523 ounces in the third quarter of 2009. During the quarter, the mine commenced an upgrade of the current plant capacity by increasing throughput to 1,500 tonnes per hour. This expansion is ahead of schedule,  although the necessary stoppage of conveyor belts and plant for the upgrade delayed ore processing in August and September. This expansion was accelerated in order to improve production beginning in 2011 and to accommodate the further expansion relating to QDD Lower West. In addition, the Company undertook a scheduled upgrade and maintenance of the entire conveyor system in the third quarter. Tonnage throughput is expected to continue to increase in the fourth quarter.

The decrease in production was also due to lower recoveries attributed in part to the installation of a new lift.  This resulted in increased inventory on the heap leach pads which will be recovered in future quarters.   Gold-in-circuit of approximately 13,000 ounces is excluded from year-to-date production of approximately 99,000 ounces.

Cash costs in the third quarter were $480 per ounce compared to $427 in the previous quarter.

The Company made a construction decision on the development of QDD Lower West in August and updated its production plan upon completion of an updated feasibility study.  The feasibility study demonstrated increased mineral reserves and mineral resources as well as an increase in planned  average annual production beginning in 2013.  QDD Lower West is an ore body below the current open pit operations at Gualcamayo and one of four identified areas of mineralization at Gualcamayo.

Jacobina, Brazil
Production at Jacobina was 33,637 ounces in the third quarter of 2010, representing an 8.6 percent increase from the third quarter of 2009. Continuous improvement in mine planning, expansion and optimization of the processing plant and milling capacity, increased development work and increased the number of working stopes which  improved the mine’s performance.  Cash costs have improved in each consecutive quarter since the beginning of the year.  Cash costs averaged $463 per ounce in the third quarter compared with $473 per ounce in the third quarter of 2009.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

The Company remains focused on improving recovery and dilution as well as exploring, discovering and developing higher grade areas including Canavieiras.  Exploration efforts are also focused on new discoveries in higher grade areas. Yamana continues to modify the leaching cycle in order to improve recoveries which have trended upwards since the start of higher throughput levels and upgrades on the plant.  An expansion evaluation is now underway at Jacobina with respect to sustainably higher production levels.

Minera Florida, Chile
Production at Minera Florida was 27,652 GEO in the third quarter of 2010, representing an 8.8 percent increase from the third quarter of 2009. Production expectations for the year remain consistent with previous guidance. Cash costs in the third quarter of 2010 were $425 per GEO compared to $370 in the second quarter of 2010, mainly due to the impact of a higher Chilean peso.

Yamana continues to advance its tailings reprocessing expansion at Minera Florida, which is expected to add an additional 40,000 GEO beginning in 2012.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro was 17,161 ounces of gold in the third quarter of 2010, compared to 18,333 ounces in the previous quarter.  Production expectations for the year remain consistent with previous guidance although variations are expected quarter-over-quarter. Cash costs for the third quarter were $620 per ounce compared to $559 per ounce in the previous quarter of 2010.

Exploration efforts continue to focus on the two newly discovered areas, CLX2 and Lagoa do Gato, which Yamana believes represent significant potential to increase mine life with higher grade ore from these areas.

DEVELOPMENT UPDATE

Mercedes, Mexico
•	Yamana continues development work at Mercedes.
•	All permits required for construction have been received.
•	Production is expected to commence in 2012.

C1 Santa Luz, Brazil
•	Yamana continues development work at C1 Santa Luz.
•	The preliminary environmental permit has been received and detailed engineering continues to advance.
•	Production is expected to commence in late 2012.
•	During the permitting period, Yamana has undertaken a program to conduct pilot plant tests on metallurgy and recoveries to ensure operational reliability once operations begin.

Ernesto/Pau-a-Pique, Brazil
•
Yamana continues to progress basic engineering and conduct additional tests on metallurgy and recoveries. Permitting is underway and construction is expected to begin in 2010 with production targeted for late 2012.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Pilar, Brazil
•	At Pilar, a construction decision based on a recently completed positive feasibility study has been made.
•	Total mineral resources and mineral reserves for the Jordino deposit near Pilar increased by 32% from the published estimate at the end of 2009.
•
The Company believes there is potential to continue to increase mineral reserves and mineral resources at Pilar as the deposit is open in all directions.  The Company is also evaluating potential ore feed sources from neighbouring satellite deposits including Caiamar.

Other Evaluations and Expansion Programs Underway
•	Jacobina expansion resulting from drilling results planned resource increases.
•	Jeronimo feasibility study following significant advances in metallurgical testwork and support for reserve increases.
•	Chapada expansion for increases in gold production following discovery of Suruca area.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Overview of Financial Results

The following table presents a summary of financial and operating information for the three-months and nine-months ended Sept 30, 2010:

(In thousands of United States Dollars except for shares and per share amounts; unaudited)	Three months ended Sept 30, 2010	Nine months ended Sept 30, 2010
Revenues	$453,965	$1,151,681
Cost of sales excluding depletion, depreciation and amortization	(171,913)	(452,722)
Depletion, depreciation and amortization	(79,219)	(217,420)
Accretion of asset retirement obligations	(1,618)	(4,957)
Mine operating earnings	201,215	476,582
Expenses
General and administrative	(25,123)	(79,151)
Exploration	(12,249)	(29,699)
Other	(5,952)	(14,683)
Operating earnings	157,891	353,049
Investment and other business income	1,740	3,012
Interest and financing expenses	(13,743)	(42,198)
Foreign exchange gain	15,894	36,089
Realized gain (loss) on derivatives	(246)	(5,476)
Unrealized (loss) gain on derivatives	(1,534)	2,454
Earnings from continuing operations before income taxes and equity earnings	160,002	346,930
Income tax expense	(47,510)	(97,388)
Equity earnings from Minera Alumbrera	10,689	30,140
Earnings from continuing operations	123,181	279,682
Earnings (loss) from discontinued operations (i)	(2,496)	11,329
Net earnings	$120,685	$291,011
Earnings Adjustments:
Non-cash foreign exchange gains	(15,894)	(36,588)
Non-cash unrealized losses (gains) on derivatives	1,534	(2,454)
Write-off of mineral interests and other assets	-	3,279
Non recurring tax adjustment (iii)	3,173	3,173
Future income tax expense on translation of intercompany debt	6,942	1,929
Other non-recurring losses and adjustments	2,901	18,705
Adjusted Earnings before income tax effects	119,341	279,056
Income tax effect of adjustments	(475)	(1,157)
Adjusted Earnings	$118,866	$277,898
Basic earnings per share	$0.17	$0.39
Diluted earnings per share	$0.17	$0.39
Adjusted Earnings per share	$0.16	$0.38
Cash flow from operations (after changes in non-cash working capital items)	$153,320	$380,231
Cash flow from operations (before changes in non-cash working capital items)	$208,815	$485,266
Capital expenditures (ii)	$126.8	$362.7
Cash and cash equivalents (end of period)	$279.7	$279.7
Average realized gold price per ounce	$1,235	$1,186
Average realized silver price per ounce	$19.73	$18.37
Chapada average realized copper price per pound	$3.27	$3.20
Gold sales (ounces)	227,189	627,350
Silver sales (millions of ounces)	2.5	7.7
Chapada payable copper contained in concentrate sales (millions of lbs)	43.5	104.2
(i)
Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. The sale of San Andrés closed in 2009, and the sale of São Vicente and São Francisco closed April 30, 2010.

(ii)	Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.
(iii)
Adjustment represents the change in future tax liability that is expected to be realized during 2011 and 2012 as a result of a temporary change in the income tax rate/legislation in Chile which was enacted in July 2010 and is scheduled to end by the end of fiscal 2012.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Further details of the 2010 third quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and Interim Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”, or at www.sedar.com under the Company’s profile.

OUTLOOK AND STRATEGY
The Company continues to adhere to its key commitments, which underlie Yamana’s success in the past year. These include sustainable production, stability of jurisdictions, disciplined growth and industry-low cash costs.

The Company is committed to a sustainable production platform base of approximately 1.1 million GEO mainly from its six producing mines: Chapada, Jacobina and Fazenda Brasileiro in Brazil, El Peñón and Minera Florida in Chile, and Gualcamayo in Argentina. The Company has previously provided production guidance in the range of 1.030 million GEO to 1.145 million GEO for 2010. Production is expected to be in line with this  guidance. Copper production is expected to be in excess of 150 million pounds in 2010, also consistent with previous guidance. Cumulatively, the above operating mines provide the Company with robust, long-life production at the projected levels.

The Company’s approach to sustainability, which is broader than simply maintaining production levels, includes the adherence to best practices and international policies for health and safety, environment and community relations. The Company’s focus on and initiatives in creating strong community relations and support systems, energy management, improvement of water quality and availability, in addition to quality of life, are all important elements of its commitment to sustainability.

The Company remains committed to operating in comparatively stable jurisdictions, preferably where there is an established mining culture and tradition. Yamana remains focused on the Americas, with production coming from operating mines in Brazil, Chile and Argentina, and developments in Mexico where construction has commenced at the Mercedes project. The Company is also active on the exploration front in Colombia.

The Company’s well-defined development stage and exploration projects, in addition to further value-enhancing opportunities, provide the Company with a superior organic growth profile and value proposition. Near-term production growth will come from the Company’s construction stage projects: Mercedes, C1 Santa Luz, Ernesto/Pau-a-Pique, and from a tailings reprocessing project at the Minera Florida mine. Production is expected to initially increase by approximately 400,000 GEO annually from these projects at cash costs consistent with the current cost and operating structure. Production is expected to ramp up substantially in 2012 as these projects commence bringing operations to an annual run rate of approximately 1.5 million GEO, representing a 46% increase in production from 2009.

Additional production growth is expected from the Gualcamayo mine in Argentina with the inclusion of the QDD Lower West underground zone, and from the Pilar project in Brazil where construction decisions have been made.

Exploration successes and value-enhancing projects such as Agua Rica are expected to further supplement long-term growth.

The Company’s commitment to low cash costs1 focuses on cost containment with the goal of remaining one of the lowest-cost producers in the industry. Cash costs for 2010 are expected to be below $175 per GEO (excluding Alumbrera) on a by-product basis. In an effort to reduce volatility in costs due to fluctuating currency exchange rates, the Company has hedged its local operating currency exposure at three of its mines of continuing operations in Brazil for a total of approximately 695.0 million Reais over the next three years at an average rate of approximately 2.14 Reais to the United States Dollar. In Chile, given the strong correlation between the Chilean Peso and copper prices, rising copper prices serve as a natural hedge to a strengthening in the currency.

The production guidance above is in line with previous guidance issued by the Company.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper,” “By-product cash costs per gold equivalent ounce,” “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share,” “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operations before changes in non-cash working capital”,  and “Gross margin per GEO sold” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

RECONCILIATION OF NON-GAAP MEASURES

Co-product and By-product Cash Costs
The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO produced from continuing operations
	In thousands of United States Dollars		United States Dollars per GEO
For the period ended Sept 30, 2010	Three months ended	Nine months ended	Three months ended	Nine months ended
Cost of sales (i)	$171,913	452,722	671	625

Adjustments:
Chapada treatment and refining costs related to gold and copper	8,898	22,213	35	31
Inventory movements and adjustments	(11,908)	(11,123)	(47)	(15)
Overseas freight and other commercial selling costs	(6,231)	(17,039)	(24)	(24)
Chapada copper revenue including copper pricing adjustment	(135,876)	(335,172)	(531)	(463)
Total GEO by-product cash costs (excluding Alumbrera)	$26,796	111,601	104	154
Minera Alumbrera (12.5% interest) by-product cash costs	(11,295)	(49,224)	(993)	(1,345)
Total GEO by-product cash costs (i)	$15,501	62,377	58	82
Commercial GEO produced excluding Alumbrera	256,039	723,914
Commercial GEO produced including Alumbrera	267,409	760,509

(i)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with Canadian GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with  Canadian GAAP, but rather should be evaluated in conjunction with such GAAP measures.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are defined as Canadian GAAP net earnings adjusted for items that are non-recurring, one-time occurrences or anomalies whereby management believes that the exclusion of the item  is more representative  of the underlying performance of the Company, including profitability and its ability to generate cash flows. Management uses judgment in the determination of what items should be included or excluded in calculating adjusted earnings by looking at the nature of the occurrence, materiality, probability of re-occurrence, historical information on the occurrence and their future predictive value.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and (g) any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items and are a better indication of the Company’s profitability. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4, Overview of Financial Results for both the yearly and quarterly reconciliations, of the Company’s Management’s Discussion and Analysis.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Cash Flows From Continuing Operations Before Changes in Non-Cash Working Capital
The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2010	2009	2010	2009
Cash flows from operating activities of continuing operations	$153,320	144,439	380,231	317,009
Adjustments:
Net change in non-cash working capital	55,495	23,491	105,035	23,574
Cash flows from operating activities of continuing operations before changes in non-cash working capital	$208,815	167,930	485,266	340,583

Gross margin
The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization. It may be expressed in terms of percentage of revenues, both in total amount or on a per-GEO basis.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2010	2009	2010	2009
Revenues	$453,965	333,179	1,151,681	783,489
Cost of sales excluding depletion, depreciation and amortization	(171,913)	(131,357)	(452,722)	(338,152)
Gross margin	$282,052	201,822	698,959	445,337
Gross margin as % of revenues from continuing operations	62%	61%	61%	57%
GEO sold (excluding Alumbrera)	261,847	254,853	732,044	633,508
Gross margin per GEO sold	$1,077	792	955	703

THIRD QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for November 4th, 2010 at 11:00 a.m. E.T. to discuss 2010 third quarter results.

Q3 Conference Call Information:
Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q3 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 14351681#
Replay Call:	416-849-0833, Passcode 14351681#

The conference call replay will be available from 2:45 p.m. E.T. on November 4th, 2010 until 11:59 p.m. E.T. on November 18th, 2010.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com
or
Linda Armstrong
Director, Corporate Communications and Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.